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April 10, 2000

Edward M. Kelly, Esq.
Securities and Exchange Commission
MS 4-6, Room 4311
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re: Request for Withdrawal of Registration Statement SEC File No. 333-72513

Dear Mr. Kelly:

         On February 17, 1999, Global MAINTECH Corporation (the "Company") filed a registration statement on Form SB-2 with the Commission (File Number:
333-72513). Under Rule 477 of Regulation C under the Securities Act of 1933, the Company requests that this registration statement and any exhibits thereto be withdrawn.

         We have determined to file a new registration statement, which was filed on March 3, 2000, instead of amending the old registration statement.

Sincerely,

/s/ James Geiser

James Geiser
Chief Financial Officer
Global MAINTECH Corporation